SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-50926

FREMONT INSURANCE COMPANY 401(K) PLAN

(Full Title of Plan)

FREMONT MICHIGAN INSURACORP, INC.

933 E. Main St.

Fremont, Michigan 49412

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

Required Information

The Fremont Insurance Company 401(K) Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified public accountant under 29 CFR 2520.104-46.

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 1—Plan Assets and Liabilities

(Unaudited)

	December 31, 2007	December 31, 2006
Total plan assets	$4,303,533	$4,188,701
Total plan liabilitites	—	—

Net plan assets	$4,303,533	$4,188,701

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 2—Income, Expenses

and Transfers for this Plan Year

(Unaudited)

Year ended December 31, 2007
Additions:
Employer contributions	$135,346
Participants’ contributions	269,034
Other income	(133,873)

Total additions	270,507
Deduction—Benefits paid	155,675

Net income	$114,832

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 3d—Specific Assets

(Unaudited)

December 31, 2007
Fremont Michigan InsuraCorp, Inc. Common Stock	$1,253,428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2008

FREMONT INSURANCE COMPANY 401(K) PLAN

By:	/s/ Richard E. Dunning
Richard E. Dunning, Trustee

By:	/s/ Marvin R. Deur
Marvin R. Deur, Trustee

By:	/s/ Chris Streichhirsch
Chris Streichhirsch, Trustee